Drammensveien 264 N-0240 Oslo

Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Our date: 2007-05-24
Our contact: Anne Harris
Page: 1 of 8

Dear Ms. Davis

Re:	Norsk Hydro ASA Form 20-F for the Year Ended December 31, 2006 Filed March 16, 2007 File No. 1-9159
We, Norsk Hydro ASA, are pleased to respond to the comments raised by the Staff’s letter dated April 20, 2007 on our Form 20-F for the year ended December 31, 2006 (“20-F”). For convenience, we have reproduced the Staff’s comments in bold followed by our responses.

Our date: 2007-05-24
Our ref.: Anne Harris
Page: 2 of 8
Form 20-F for the Fiscal Year Ended December 31, 2006
General
1.	Throughout the document you incorporate by reference information within your annual report, and you refer to such annual report as being “contained in” your report on Form 6-K dated March 16, 2007. However, per review of your Form 6-K dated March 16, 2007, we note that your annual report is not contained in that document. Please revise references within your Form 20-F to refer readers to where such information may be found. We note that your Annual Report, 2006 is attached to the Form 20-F as exhibit 15.(b).2.

Response:

Our annual report for the year ended December 31, 2006 is contained in a Form 6-K submission we made to the Commission in paper on March 16, 2007. It is this Form 6-K that is referred to in our 20-F and incorporates the specifically noted sections of our annual report by reference into the 20-F. Such a paper submission is authorized by Rule 101(b)(1) of Regulation S-T and is acknowledged to have occurred on the Commission’s Edgar web page.

Under Rule 303(b) of Regulation S-T, if a foreign private issuer incorporates by reference into an electronic filing (such as its Form 20-F) any portion of an annual or other report to security holders, or of a Form 6-K report filed or submitted in paper, it also must file the incorporated portion in electronic format as an exhibit to the filing. In accordance with this Rule and as noted in your comment, we filed as an electronic exhibit to our 20-F the portions of our paper-submitted annual report on Form 6-K that are incorporated into our 20-F.
Exhibit 4.(b).2
2.	On the last page of the Plan for demerger of Norsk Hydro ASA you provide a list of Annexes to the document. Please revise to include the annexes in the document in their entirety.

Response:

For the following reasons, we do not believe it should be necessary to file as an exhibit to our Form 20-F the annexes to the document titled “Plan for demerger of Norsk Hydro ASA as part of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA” (the “Merger Plan”). Item 601(b)(2) of Regulation S-K does not require schedules to a plan of acquisition or succession to be filed as exhibits unless the schedules contain information that is material to an investment decision and that is not otherwise disclosed in the plan/agreement or the disclosure document. The annexes to the Merger Plan do not contain information material to an investment decision that is not otherwise disclosed in the Merger Plan or our 20-F. Although technically Item 601(b)(2) does not apply to Forms 20-F, we note

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Our ref.: Anne Harris
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that a domestic issuer would be able to file such a Merger Plan without annexes as an exhibit to its Form 8-K or 10-K.

Moreover, on the basis that the annexes do not contain any undisclosed information material to an investment decision, the Merger Plan has been filed without its annexes with the Form F-4 filed by Statoil ASA. The Merger Plan is at the heart of the Form F-4’s subject matter. We respectfully request that the exhibit filing requirement for our 20-F not be greater than that required for a Form F-4 concerning the merger that is the subject of the Merger Plan, or for a domestic issuer in a similar situation.
Exhibit 15.(b).2
Financial Performance, page 66
3.	Item 10(e) of Regulation S-K requires that when a registrant includes a non-GAAP measure in a filing, that the registrant also include a presentation with equal or greater prominence, of the most directly comparable measure calculated and presented in accordance with GAAP. We note on several occasions you present the measure of return on average capital employed and adjusted net debt to equity ratio with only a reference to where your reconciliation to the most directly comparable GAAP measure can be found. As you have not included the most directly comparable GAAP measure along with your presentation and discussion of the non-GAAP measures, please revise your discussions to comply with Item 10(e), or remove such non-GAAP measures from your filing.

Response:

Since 2005 we have integrated our annual report and 20-F and, in this integrated report, we present a separately captioned discussion on “Use of non-GAAP financial measures”. This discussion appears on pages F60-F65 of the report for 2006. When identifying where financial performance information on Hydro may be found, our Form 20-F itself and the cross-reference sheet at the back of our annual report refer the reader to this separate discussion and to the page numbers where it appears. Debt/equity ratio, which is the most comparable GAAP measure to adjusted net debt/equity ratio, is presented in this separate discussion.
Given the separate and prominently captioned presentation of this discussion and its identification in the Form 20-F and the cross-reference sheet, we have not thought that the comparable GAAP measure to adjusted net debt/equity ratio has lacked prominence in the document. However, for our future 20-Fs we will adjust the discussion to include the directly comparable GAAP measure relative to any non-GAAP measure we present.

As for return on average capital employed (“RoaCE”), our document does not present a ratio based on its most directly comparable GAAP measure, which would

Our date: 2007-05-24
Our ref: Anne Harris
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be net income to capital employed. However, presentation of RoaCE in our financial performance section is incidental to a discussion and analysis of our results under GAAP. Therefore, we respectfully request to make the changes of adding comparable GAAP measure in the “use of non-GAAP financial measures” and adjusting the text discussion of the comparable GAAP measure relative to the non-GAAP measure we provide, to conform to Item 10(e) of Regulation S-K, in our future 20-Fs.
Contractual Obligation, Commitments and Off-Balance Sheet Arrangements, page 98
4.	Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, derivatives, pensions, and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.

Response:

The following discusses the items specifically referenced in the Staff’s comments:
     (i)     Asset retirement obligations are partly included in “Other long-term liabilities”. Hydro has included such obligations to the extent the cash outflow is contractually fixed through a contract with a provider of services needed to comply with the legal obligation to retire the assets. The legal obligations to remove assets have not been included in the tabular disclosure.
     (ii) Derivative contracts are partly included in “Unconditional purchase obligations”. Contracts for physical delivery of the underlying product under a purchase contract which qualify as a derivative under GAAP are included under this caption. However, for sales contracts included as a liability on the balance sheet because the contract terms are less favorable than market terms at the balance sheet date, there is no expected cash outflow unless the contract is net settled based on those conditions. The classification as a long-term liability implies no intention to net settle the contracts. Those contracts are therefore not included in the table of contractual obligations. Some derivative contracts will be net settled in the future, and as such have a cash flow effect, but the size is dependent of future, highly uncertain market development. Hydro has therefore not considered the cash flows to be contractual, even though the settlement as such is contractual. Some contracts are hedge instruments in cash flow hedges, and therefore directly linked to other contractual or probable cash flows expected in the same period.
     (iii) Hydro has several defined benefit plans that in aggregate are underfunded by approximately NOK 12.4 billion. The following parts of such

Our date: 2007-05-24
Our ref: Anne Harris
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obligations are included in the table. Termination benefits include contractually fixed payments to be made by Hydro in the next 1-5 years, in total gross payments of NOK 1,218 million. Similarly, Benefit payments unfunded defined benefit plans in the table include contractually fixed payments over the next 1-5 years, in total gross payments of NOK 2,324 million. Payments beyond this period have not been included. Payments expected to be made to defined benefit schemes, have not been included in the table. Such payments are discussed in footnote 1 to the table, which states that Hydro expect annual payments in the range NOK 800-900 million, increasing gradually. This information aims to provide the reader with a possibility to make estimates of such payments. However, as the majority of the payments are not contractually committed, we believe that these contributions are not required to be included in the table. We have in the past, and expect in the future to make voluntary payments to the defined pension plans that accumulate in pension schemes. There are no contractual obligations to make these payments, but payments to the pension schemes may be beneficial because they are tax deductible or for other reasons. Annual contribution to the plans may therefore in future periods be made in cash or drawn on excess payments from prior periods. To the extent excess payments from prior periods are utilized to cover future premiums, there is no impact on Hydro’s liquidity in the period.
     (iv) For deferred tax, Hydro has relied on the FASB’s view that scheduling of deferred tax cash flows is highly uncertain, and should not be required. This view has been expressed in relation to consideration of whether deferred tax assets and liabilities should be required or allowed to be discounted to reflect the fair value of such items. Payments are not contractual, and will for many of the underlying temporary differences depend on future developments that will determine when taxes will be payable. We therefore have not included deferred taxes in the tabular disclosure.
Shareholder Information, page 145
Major Shareholders and Voting Rights, page 147
5.	You explain that the Norwegian state owns 49.9 percent of your total shares outstanding. In accordance with Item 7.A.3 of Form 20-F, revise your document to state whether or not you are indirectly or directly controlled by the Norwegian State.

Our date: 2007-05-24
Our ref: Anne Harris
Page: 6 of 8

Response:

Hydro’s disclosure of Major shareholders information pursuant to Item 7.A.3 of Form 20-F describes the nature and extent of the Norwegian state ownership. In addition to describing the actual share ownership, its attributes and history, the disclosure also states that “the state, in its capacity as a shareholder, has never taken an active role in the day-to-day management of Hydro.” Accordingly, we believe the disclosure accurately describes the facts concerning the state’s ownership and level of control. Moreover, as the concept of de facto control does not exist under US GAAP, Hydro’s primary GAAP, Hydro has never had a reason to consider whether de facto control of the State exists for purposes of its Form 20-F disclosures. Accordingly, we believe the first point of time that we should consider this question would be in the first year we include IFRS financial statements in our Form 20-F. This will be for the year ended 31 December 2007. Therefore, we believe it is not relevant to disclose the IFRS de facto control for an issuer which has US GAAP as its primary GAAP.
Notes to the Consolidated Financial Statements, page F6
Note 1 Summary of Significant Accounting Policies, page F6
Exploration and Development Costs of Oil and Gas Reserves, page F8
6.	In the last sentence of this section you state “Preproduction costs are expensed as incurred.” Please tell us what types of costs are included within preproduction, and why such costs are expensed as incurred.

Response:

In Hydro’s significant accounting policy “Exploration and development costs of oil and gas reserves, the term “preproduction costs” represents costs incurred between the period field development is completed and oil and gas production commences. For Hydro, these costs include recruitment and training of personnel, development of manuals and administrative preparations. Hydro expenses these costs as incurred as they are not development costs as described in paragraph 21 of SFAS 19 and are closer in nature to production costs as described in paragraph 23 of SFAS 19. These costs are insignificant to the financial statements as a whole and all financial statement line items.

Hydro understands “capitalized preproduction costs” as discussed in paragraph 118 of SFAS 19, to represent either development costs, consistent with those described in paragraph 21 of SFAS 19, and acquisition costs associated with proved and unproved properties. The treatment of these costs is described in Hydro’s significant accounting policies relating to property, plant and equipment and exploration and development costs of oil and gas reserves.

Our date: 2007-05-24
Our ref: Anne Harris
Page: 7 of 8
Note 8 Other Income and Expense, page F28
7.	You explain that gains on the sale of certain activities are presented within other income and expense on the consolidated income statements. Paragraph 45 of SFAS 144 explains that gains and losses on disposals of long lived assets shall be reported within operating income if such a subtotal is presented. Please revise your presentation to include the gains from disposal within operating income, or tell us why you believe such presentation is not necessary.

Response:

Other income and expense in 2006, 2005, and 2004 included gains on sales of shares in equity method investees, and in 2005, and 2004, gains on the sale of certain subsidiaries.

According to Paragraph 5 of SFAS 144, the Statement does not apply to equity securities accounted for under the equity method. Hydro has included gains on sales of shares in equity method investees in other income and expense because historically, Equity in net income of non-consolidated investees has been recorded below operating income.
Hydro has included the gain on the sale of subsidiaries, Biomar in 2005 and Pronova Biocare in 2004, in other income and expense. Neither the historical results of operations nor the gains on the sales of these subsidiaries were material to the financial statements of Hydro. The result of operations of Biomar represent 0.1% of operating income and 0.5% of net income for 2005. The gain on the sale of Biomar represent 1.5% of operating income and 4.4% of net income for 2005. The result of operations of Pronova Biocare in 2003 was a small loss which in absolute terms represent 0.1% of operating income and a lower share of net income for the year. The sale of the Pronova Biocare was completed in January 2004. The gain on the sale of Pronova Biocare in 2004 represent 0.4% of operating income and 0.9% of net income for the year. Therefore, the disposals of these subsidiaries have not been presented as discontinued operations.

Beginning in 2007 Hydro will present its primary financial statements under IFRS and will reconcile to net income under US GAAP. In accordance with the guidance in paragraph BC12 of IAS 1 (Revised), the Company has elected to no longer present operating income in its income statement. The Company will reconcile to net income under US GAAP; however, operating income will not be disclosed under either GAAP.

Our date: 2007-05-24
Our ref: Anne Harris
Page: 8 of 8
As requested by the Staff we acknowledge that:
1)	Norsk Hydro ASA is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Norsk Hydro ASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions please feel free to contact Anne Harris, E-mail: anne.harris @hydro.com, mobile: +4741641832.
Yours faithfully,
for Norsk Hydro ASA
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer

Copy:	Mark Wojciechowski Pamela M. Gibson